FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

TABLE OF CONTENTS

Item

1	Communication dated June 29, 2007, regarding the Meeting of the Board of Directors held on June 29, 2007.

GAFISA S.A.
CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952
Publicly-Held Company
CVM No. 01610-1

Meeting of the Board of Directors
held on June 29, 2007

1. DATE, TIME AND VENUE: On June 29, 2007, at 10 am, by conference call, as expressly authorized by paragraph 2 of Article 20 of Gafisa S.A.’s (the “Company”) bylaws.

2. CALL NOTICE AND ATTENDANCE: The members of the Board of Directors were regularly summoned. As all members of Company’s Board of Directors attended the meeting, the installment and approval quorum were verified.

3. PRESIDING BOARD: Chairman: Gary Robert Garrabrant. Secretary: Bianca Gentil Ciampone.

4. RESOLUTIONS: The following resolutions were unanimously taken by the board members attending the Meeting, with no exceptions:

4.1. To approve the hiring of PriceWaterhouse Coopers to audit the Company’s Financial Statements and to assist the Company at the SOX implementation, as per the audit committee recommendation.

4.2. To authorize and ratify the execution, by the Company, of a five-year long letter of guarantee nº 40/00363-9 with Banco do Brasil, to guarantee the tax collection administrative proceeding # 0267825/06 (ref. CDA nº 444.173-7/06-8), which price is R$3,134,894.85.

4.3. To approve, due to the exercise of the options attached to the Call Option Agreements executed by the Company with the participants between April 2000 and April 2006, taking into consideration the limit of the authorized capital, the issuance, for private subscription, of 105,900 common shares, at the issue price in total amount of R$693,743.29. As a consequence of the subscription of all the issued shares, the capital stock of the Company shall be R$ 1,220,489,956.52, divided in 132,382,398 common book-entry shares, with no par value.

5. CLOSING: As there were no further issues to be addressed, these minutes were drawn up, approved and executed by the totality of the board members. Presiding Board: Gary Robert Garrabrant (Chairman), Bianca Gentil Ciampone (Secretary); Board Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Danilo Gamboa, Eduardo Alcalay, Renato de Albuquerque, Caio Racy Mattar, Richard L. Huber and Fabio Schvartsman.

I certify that this is a true copy of the minutes drawn on the respective corporate book.

São Paulo, June 29, 2007

___________________________________________
Bianca Gentil Ciampone
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gafisa S.A.

Date:	July 02, 2007	By:	/s/ Alceu Duílio Calciolari
			Name:	Alceu Duílio Calciolari
			Title:	Chief Financial Officer